Exhibit 35.1

ITEM 1123 STATEMENT OF COMPLIANCE

WITH RESPECT TO THE INDENTURE (“THE INDENTURE”) FOR THE
HARTFORD LIFE GLOBAL FUNDING TRUSTS

I, Richard Tarnas, Vice President of The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), state:

(a) a review of the Trustee’s activities for the period June 16, 2009 through June 15, 2010 and of the Trustee’s performance under the  Indenture has been made under my supervision, and

(b) to the best of my knowledge, except as disclosed in the Trustee’s  platform-level assessment of compliance with the servicing criteria specified in Item 1122 (d) of Regulation AB dated August 13, 2010, the Trustee has fulfilled its obligations under the Indenture for the period described above.

Date: August 31, 2010

/s/ R. Tarnas
Richard Tarnas
Vice President